September 23, 2024

Isabel Marin Vargas
Director
Mercalot Inc.
C/ de l   Illa Formentera, 54, Quatre Carreres
46026 Valencia, Spain

        Re: Mercalot Inc.
            Registration Statement on Form S-1
            Filed August 27, 2024
            File No. 333-281804
Dear Isabel Marin Vargas:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. Please move the Item 501(b)(10) legend and date of the prospectus from the cover page of the registration statement to the cover page of the prospectus.
2. We note your disclosure on page 6 that you will seek to have a market maker file an application with FINRA for your common stock to be eligible for trading on the
        OTC Market, Nasdaq Stock Market, and OTCQB "[a]fter the effective date of the registration statement (emphasis added)." We also note your disclosure that you do not currently "have an arrangement in place for a market maker to file such and application and there is no guarantee that [you] will be able to find one to do so." Please prominently include these representations on the prospectus cover page.
3. We note your disclosure here that "Mercalot Inc. qualifies as an 'emerging growth company.'" Please revise your disclosure, for example, in the Prospectus Summary, to provide a summary discussion regarding the implications of being an EGC (e.g., that you may take advantage of certain reduced reporting requirements that are otherwise
 September 23, 2024
Page 2

        applicable to larger public company and whether you intend to take advantage of these reduced reporting requirements and exemptions), as well as what conditions would result in you ceasing to be an EGC. Provide a cross-reference on the prospectus cover page to this discussion.
Prospectus Summary
General Information About Our Company, page 4

4. Please prominently disclose that your auditor has raised substantial doubt as to your ability to continue as a going concern. In addition, please disclose that your status as a development stage company, means that you have no or limited active business operations, no revenues, and no significant assets.
Our director will continue to exercise significant control over our operations
.. . ., page 13

5. We note your disclosure that "[a]fter the completion of this offering, our management will own major[ity] of our common stock" and that "[i]t will have a significant influence in determining the outcome of all corporate transactions." Please revise to disclose management's percentage ownership of your common stock assuming the sale of all shares being registered and characterize such ownership as a controlling interest. Additionally, please include comparable disclosure on the prospectus cover page.
Risk Factors
We are selling this offering without an underwriter . . ., page 13

6. Please revise this risk factor to explain that no underwriter has engaged in any due
        diligence activities and that an underwriter   s due diligence
obligations go to confirming
        the accuracy of the disclosure in the prospectus as well as providing input as to the offering price.
Use of Proceeds, page 15

7. Please revise the Use of Proceeds table to reflect the order of priority of your proceeds and discuss your plans if substantially less than the maximum proceeds are obtained.
        Refer to Instruction 1 to Item 504 of Regulation S-K.
Dilution, page 16

8. It appears you have included your intangible asset balance in your net tangible book value. Please revise to remove the intangible assets from your net tangible book value calculation.
Description of Our Business, page 21

9. Please revise to disclose what types of goods and services will be sold on your marketplace.
Certain Relationships and Related Transactions, page 41

10. We note your disclosure on page F-9 that "[a]s of June 30, 2024, the Company owed
        $49,230 to the Company   s directors, Blas Mayor Reyes and Isabel Marin
Vargas, for the
        Company   s working capital purposes." Please revise to disclose the amount outstanding as
        of the most recent practicable date. Refer to Item 404(d) and Item 404(a)(5) of Regulation
 September 23, 2024
Page 3

       S-K. We also note your disclosure on page 31 that your business office "was provided by our officer and president Mr. Mayor Reyes for free use, without any payment." Please revise to include the approximate dollar value of such office space. Refer to Item 404(d)
       and Item 404(a)(3) of Regulation S-K.
Notes to the Financial Statements
Note 5. Related Party Transactions, page F-9

11. Please disclose the amount at which you valued the services of Blas Mayor Reyes that are included in General and Administrative Expenses.
General

12. We note that you intend to be listed and traded on the Nasdaq Stock Market. We also note that this is a best-efforts, self-underwritten offering. Please supplementally tell us the listing standard you intend to rely upon in listing your common stock and specifically confirm whether and how you meet each of the quantitative requirements. If you do not meet such quantitative requirements, please explain how you expect to do so.
       Alternatively, please remove references to listing your common stock on the Nasdaq
       Stock Market from the registration statement.
13. It appears from your disclosure that you may be a shell company pursuant to Rule
       405 under the Securities Act. In this regard, we note that you have no revenue, minimal operations and nominal assets. Please revise to explicitly disclose your status as a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Alternatively, explain to us why this is not necessary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if
you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Taylor Beech at 202-551-4515 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services